REBEL GROUP, INC.

7500A Beach Road, Unit 12-313, The Plaza

Singapore 199591

September 23, 2015

BY EDGAR

Ms. Lyn Shenk, Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rebel Group, Inc. Form 10-Q for Fiscal Quarter Ended June 30, 2015 (“June 30 Form 10-Q”) Filed August 14, 2015 File No. 333-177786

Dear Ms. Shenk:

Reference is made to your comment letter to the Company dated August 20, 2015, relating to the June 30 Form 10-Q (the “Comment Letter”). Set forth below are the comments followed by the Company’s responses thereto:

Comment #1: Please amend this filing and your Form 10-Q for the period ended March 31, 2015 to disclose the conclusions of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the respective periods covered by the reports, pursuant to Item 307 of Regulation S-K. Please keep in mind the requirement to do this in your future Form 10-K’s as well. Also note the additional requirement for management’s annual report on internal control over financial reporting in your Form 10-K’s pursuant to Item 308(a) of Regulation S-K.

Response:

We will revise the June 30 Form 10-Q and Form 10-Q for the period ended March 31, 2015 (the “March 31 Form 10-Q”) accordingly.

Comment #2. Please be advised that when you reference “Internal Control--Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission” to state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

Response:

The “Internal Control--Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission” in both the June 30 Form 10-Q and March 31 Form 10-Q refers to the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Internal Control - Integrated Framework. We will also revise the June 30 Form 10-Q and the March 31 Form 10-Q accordingly.

We hereby acknowledge that:

●       the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Aan Yee Leong
Name:	Aan Yee Leong
Title:	Chief Executive Officer